Exhibit 99.127

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

WonderFi Technologies Inc. (the “Company” or “WonderFi”)

Suite 250, 780 Beatty Street

Vancouver, BC V6B 2M

Item 2:	Date of Material Change

July 4, 2022

Item 3:	News Release

News releases with respect to the material change referred to in this report were disseminated by the Company on April 18, 2022 and July 4, 2022 through the facilities of NewsFile Corp. and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On July 4, 2022, the Company announced that it had closed the previously announced acquisition (the “Acquisition”) of Coinberry Limited (“Coinberry”), one of Canada’s crypto asset trading platforms registered with the Canadian Securities Administrators.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On July 4, 2022, the Company announced that it had closed the previously announced Acquisition. Under the terms of the Acquisition, among other things, the Company acquired all of the issued and outstanding shares of Coinberry. The consideration paid consisted of an aggregate of 28,925,645 newly issued common shares of WonderFi, the majority of which were subject to certain lock-up requirements.

In connection with the Acquisition, the Company announced it will employ Andrei Poliakov, CEO and Co-Founder of Coinberry, in the position of Head of Brokerages of WonderFi, and President of Coinberry.

In connection with closing, the Company announced it will issue 500,000 common shares to each of LDL Corp. and O'Leary Productions Ltd., and 275,000 common shares to Halpern & Co. Limited, for strategic merger and acquisition services provided to the Company in connection with the Acquisition.

Concurrently with closing, Coinberry and Cinaport Acquisition Corp. III (“Cinaport”) reached a settlement regarding the legal proceedings commenced by Cinaport against Coinberry on December 21, 2021 in the Ontario Superior Court of Justice. The settlement amount totaling 3,100,000 shares of WonderFi was deducted from the total gross share consideration issued to Coinberry shareholders in connection with the acquisition by the Company.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Ben Samaroo, Chief Executive Officer,

WonderFi Technologies Inc.

Telephone: (778) 843-9637

Item 9:	Date of Report

July 11, 2022

Caution Regarding Forward-Looking Information and Statements

This material change report may contain certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, and applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; the ability of the Company to realize synergies, and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice. All values which may be stated herein are in Canadian dollars.